Exhibit 99.1

(1)         This Statement on Form 4 reflects the grant on June 1, 2014 by Noranda Aluminum Holdings Corporation (the “Issuer”) to Apollo Management VI, L.P. (“Management VI”) of 52,500 cash-settled restricted stock units.  The cash-settled restricted stock units were granted to Management VI in lieu of restricted stock units that would otherwise be granted under the Issuer’s director compensation program to the following directors, each of whom is a full-time employee of affiliates of Management VI: Eric L. Press, Gareth Turner, Matthew H. Nord, and Matthew R. Michelini (the “Apollo Individuals”).  The restricted stock units will vest on June 1, 2015, subject to the continued service of the Apollo Individuals as directors of the Issuer, with prorated vesting in the event that some but not all of the Apollo Individuals cease such service.  The cash-settled restricted stock units are held by Management VI for its own benefit.

This Statement on Form 4 also reflects the settlement on June 2, 2014 of cash-settled restricted stock units previously granted by the Issuer to Management VI.  The restricted stock units that were settled on June 2, 2014 included an aggregate of 400.2197 cash-settled restricted stock units that were granted to Management VI in lieu of a recurring cash dividend with respect to cash-settled restricted stock units held by Management VI, and as such were exempt under Rule 16a-9.  The recurring cash dividends were payable quarterly, in amounts equal to $0.04 per share on the outstanding shares of the Issuer’s common stock with respect to the dividend declared on February 14, 2012, and $0.01 per share on the outstanding shares of the Issuer’s common stock with respect to the dividend declared on October 30, 2013.  In connection with the settlement, Management VI received a cash payment from the Issuer of $3.14 for each restricted stock unit that vested on June 1, 2014.  All of the cash-settled restricted stock units were held by Management VI for its own benefit.

AIF VI Management, LLC (“AIF VI Management”) is the general partner of Management VI.  Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI Management, and Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management.  Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP, and Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings.  Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP.  Each of AIF VI Management, Apollo Management, Management GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, disclaims beneficial ownership of any of the restricted stock units granted to Management VI, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity or person is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The address for Management VI, AIF VI Management, Apollo Management, Management GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 W. 57th Street, 43rd Floor, New York, New York 10019.